04001487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 5 2004 WASH. D.C. 187

SEC FILE NUMBER
8 – ~~01-09678~~ 13791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts Incorporated**

OFFICIAL USE ONLY

Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

3 Radnor Corporate Center, Suite 220
(No. and Street)

Radnor	**PA**	**19087-4573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Paolillo 610 - 995 - 1510
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Cogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capital Analysts Incorporated**, as of January 15, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
LORETTA GRIMALDI, Notary Public
Radnor Twp., Delaware County
My Commission Expires Oct. 19, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Statement of Financial Condition

Capital Analysts Incorporated

December 31, 2003 with Report of Independent Auditors

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated ("the Company"), an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 15, 2004

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	**3,707,055**
Commissions and concessions receivable		**1,094,137**
Accounts receivable general		**35,166**
Due from clearing firm		**342,103**
Internally developed computer software		**46,236**
Equipment under capital lease (net of accumulated amortization of $134,999)		**88,225**
Receivable from affiliate		**112,675**
Deposits with clearing broker		**10,000**
Fixed maturity security on deposit with clearing broker (cost $60,372)		**61,141**
Investments held under deferred compensation plan, at market		**285,240**
Notes receivable		**120,000**
Prepaid expenses		**64,308**
Total assets	**$**	**5,966,286**
Liabilities and shareholder's equity		
Liabilities:		
Commissions and concessions payable	**$**	**2,050,893**
Payable to affiliate		**274,247**
Leases payable to affiliate		**83,087**
Deferred compensation plan liability		**285,240**
Accrued expenses and other payables		**737,424**
Note payable		**50,000**
Total liabilities		**3,480,891**
Shareholder's equity:		
Common stock, $50 par value, authorized 1,000 shares; issued and outstanding 500 shares		**25,000**
Additional paid-in capital		**5,214,157**
Accumulated other comprehensive income		**769**
Accumulated deficit		**(2,754,531)**
Total shareholder's equity		**2,485,395**
Total liabilities and shareholder's equity	**$**	**5,966,286**

See accompanying notes.

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company), a wholly owned subsidiary of CAI Holding Company Inc. (the Parent), is an indirect wholly owned subsidiary of Columbus Life Insurance Company, which is wholly owned by Western and Southern Life Insurance Company (Western and Southern). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Income Taxes

The Company is included in the consolidated federal income tax return with Western and Southern. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company shall be available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. The amount of deferred tax assets recorded, as a receivable from affiliate, at December 31, 2003 is $112,675. These deferred tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Footnote 6. The amount of taxes current and payable to Western and Southern as of December 31, 2003 is $214,470.

Capitalization of Assets

Assets capitalized under capital leases are depreciated over the minimum term of the lease. Capitalized internally developed software costs are expenditures related to the development of a new back-office commissions system for the Company. Upon completion, the costs will be depreciated over the estimated useful life of the asset.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2003, the Company had deposited funds of $10,000 with an unrelated broker-dealer. These funds earn interest at the average overnight repurchase agreement rate.

Additionally, at December 31, 2003, the Company had deposited a U.S. Treasury Note with an unrelated broker-dealer. The Company has classified this security, which matures in 2008, as available-for-sale. At December 31, 2003, this security had a fair market value and cost of $61,141 and $60,372, respectively.

4. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan, established on January 1, 1992, to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

5. Deferred Compensation Plan

In 2003, the Company began sponsoring a "rabbi trust" deferred compensation plan for certain producers. The Plan has been consolidated into the financial statements of the Company. Securities held by participants of the Plan are classified as trading securities. As of December 31, 2003, the fair value of the plan's assets and liabilities is $285,240 and $285,240 respectively.

6. Leases

The Company leases office space, a phone conversation recording system and computer equipment from Western and Southern.

At December 31, 2003, future minimum lease commitments under noncancelable capital and operating leases are as follows:

	Capital	Operating
2004	$ 44,742	$ 171,090
2005	27,839	351,524
2006	10,506	360,149
2007	-	368,774
2008	-	377,399
2009	-	64,218
Total	$ 83,087	$ 1,693,153

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. According to this rule, the Company must maintain at all times net capital of not less than $250,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2003, the Company's minimum net capital requirement was $250,000. The Company had net capital, as defined, of $1,521,244 at December 31, 2003, and its ratio of aggregate indebtedness to net capital was 2.28 to 1 at December 31, 2003.

8. Contingencies

The Company is involved in various lawsuits considered normal to its securities business. Management of the Company believes that the resolution of these various lawsuits will not result in any material adverse impact on the financial position and operations of the Company.

9. Exemption from Rule 15c3-3

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Capital Analysts Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Accountants

Board of Directors
Capital Analysts Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Capital Analysts Incorporated (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 15, 2004